FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: ___________________

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant’s name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements attached to this report including Management’s Discussion and Analysis of Financial Condition and Result of Operations for the six-month period ended June 30, 2007 are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1.	TTI Team Telecom International Ltd. and its subsidiaries Interim Consolidated Financial Statements as of June 30, 2007.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2007	TTI Team Telecom International Ltd. By: /s/ Israel (Eli) Ofer —————————————— Israel (Eli) Ofer Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	TTI Team Telecom International Ltd. and its subsidiaries Interim Consolidated Financial Statements as of June 30, 2007.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007.